Exhibit 99.1

Nova Powers Forward at Estelle with Strong Backing

Melbourne Australia, July 24, 2025 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce that the Nova Minerals Board of Directors recently visited the Estelle Gold and Critical Minerals Project in Alaska, where they were warmly received by a diverse coalition of state leaders, federal representatives, Tribal organizations, and advocacy groups. The tour showcased Nova’s substantial progress toward unlocking one of North America’s most promising and largest sources of gold and critical minerals, including antimony—a key material for national defense and strategic supply chain resilience.

Highlights from the Estelle Project Visit:

●	Board Site Tour: Directors toured active drilling operations across multiple prospects, advancing resource definition of gold, silver, and critical minerals such as antimony, which will inform the upcoming mine plan and permit applications.

●	Congressional Support: Meetings were held with State Directors representing Alaska’s Congressional Delegation, including the offices of U.S. Senators Lisa Murkowski, Dan Sullivan, and U.S. Representative Nick Begich, all of whom pledged continued support for the project.

●	Port MacKenzie Reception: Nova received a strong show of local support during a hosted visit at Port MacKenzie, attended by over 25 Alaskan leaders, including Borough Mayor Edna DeVries, State Legislators, Tribal representatives from the Knik Tribe, and advocacy organizations such as the Alaska Miners Association and Friends of West Susitna.

●	Infrastructure Collaboration: AIDEA provided updates on the West Susitna Access Road, a critical infrastructure project that will serve Estelle and the broader region, helping reduce barriers to resource development and expand local economic opportunities.

Nova Energized by Executive Order 14153 as it Nears Critical Milestone

Nova continues to gain momentum in alignment with Executive Order 14153, “Unleashing Alaska’s Extraordinary Resource Potential,” which directs immediate measures to increase American mineral production. Nova’s path mirrors that of MP Materials (market cap ~A$16 billion) and Perpetua Resources (market cap ~A$2.4 billion) as of June 2025, both of which have secured major Department of Defense (DoD) grants to fast-track the domestic production of critical minerals. Nova continues to engage with DoD following a positive technical site assessment by the Department’s critical materials team.

This marks a pivotal moment for Nova, whose Estelle Project is rapidly progressing toward becoming a near-term producer of both gold and antimony, two minerals vital to U.S. economic security and military readiness.

Momentum Builds as Nova Eyes Transformational Leap

The alignment of federal, state, and local support—alongside growing strategic interest from Washington—has put Nova in a strong and promising position,” said Nova CEO Chris Gerteisen. “We’re starting to see the kind of momentum that propelled companies like MP Materials and Perpetua Resources to secure major federal support. With our recent positive assessment from the Department of Defense—and with gold and antimony prices near record highs—we’re optimistic that Nova is well-positioned to be a key part of building a secure, domestic supply chain”, said Mr. Gerteisen. “We remain deeply grateful for the support we’ve received at every level and are committed to advancing this project responsibly and swiftly. Our team is humbled by the opportunity and focused on delivering long-term value for Alaska, the United States, and our allies.”

The Matanuska-Susitna Borough hosted the Nova Minerals Board of Directors at Port MacKenzie where they provided a reception to invited guests and offered a tour of the port facilities. Nova’s Directors were met with a friendly reception from over 25 prominent Alaskans representing state and local government, Tribes, and advocacy groups for mining and public land access. Mr. Gerteisen provided the group with a detailed update on the Estelle Project, which has seen almost 10 million ounces of gold defined to date and has detected elevated concentrations of multiple critical minerals, such as antimony, important for National Defense.

The State Director for U.S. Representative Nick Begich was on hand for the Port MacKenzie tour and facilitated an additional meeting between the Nova Directors, his office, and the offices of U.S. Senators Lisa Murkowski and Dan Sullivan in Anchorage. Representative Begich was encouraged by the Director’s visit to Alaska, stating, “My office had the opportunity to meet with Directors from Nova Minerals during their visit to Alaska and we engaged in productive discussions on ways to collaborate and strengthen Alaska’s energy future. Partnerships like these are crucial for responsible resource development in Alaska and advancing plans for a Nova Minerals processing hub at Port MacKenzie will deliver important economic benefits for Alaska and support our long-term workforce development for Alaska’s hardworking families.”

In attendance at this meeting were several of Alaska’s legislators representing the Matanuska-Susitna Borough, including Senators Shelly Hughes and Mike Shower and State Representatives Kevin McCabe and George Rauscher. Representative McCabe stated, “I am encouraged by the significant discoveries of gold, silver, and antimony at the Estelle Project, located within the Matanuska-Susitna Borough, a region I have the honor of representing in the Alaska House of Representatives. As a state lawmaker and an American, I take pride in knowing that the domestic production of precious metals and critical minerals from our district will help grow both our state and national economies, while replenishing the materials needed by the United States military and our allies for defense.”

Matanuska-Susitna Borough Mayor Edna DeVries and her Port Director, Dave Griffith, were also in attendance. “I was very pleased to meet with the Nova Minerals Board of Directors and host them at Port MacKenzie, our year-round, deepwater port, which will support the needs of the Estelle Project during its construction and production phase”, noted Mayor DeVries. “As Mayor representing the people of this Borough, I have been delighted with the work Nova Minerals has done here over the last several years. Their investment into the Borough, its communities, and the State of Alaska has provided many local jobs and will create many more throughout production”.

Following the meeting, Mr. Gerteisen commented on the widespread support for the project. “It’s encouraging to see such broad support from all levels of government”, said Mr. Gerteisen. “Federal, state, and local elected officials, Tribes, and advocacy groups are all working with us, wanting to see this project move forward”.

John Lamborn, Vice President for the local advocacy group Friends of West Susitna was also on hand for the meeting. His organization works to ensure access to public lands for Alaskans, and this often includes working hand-in-hand with resource developers who are exploring or operating on public lands. Mr. Lamborn, who is actually a geologist by trade, stated, “The Estelle Project is a world class deposit of gold, silver, and critical minerals. Every time they explore a new area in their claims, they find more ore-grade mineralization, which is not easy to find!”, he said. “The Estelle Project will provide advantages to Alaskans that include shared access corridors on state lands, and this coincides with the mission of our organization. We are working with Nova to ensure that the public will maintain shared access to adjacent lands along its access corridor. Access to state lands is a win for both of our organizations”.

Port MacKenzie Tour – Catwalk with Anchorage in background

Port MacKenzie Loading Dock – Port Director Dave Griffin, Mayor Edna DeVries, Alaska Rep. Kevin McCabe, and others.

Nova Minerals Directors in Alaska – Louie Simens, Craig Bentley, Avi Geller and Christopher Gerteisen (from left to right).

Nova Minerals Directors in New York – Louie Simens and Craig Bentley for strategic investor and stakeholder meetings

Port Director Dave Griffin, Rick Whitbeck - State Director for US Rep. Begich, and others

Nova Minerals Directors and CEO, Christopher Gerteisen allocating earthworks within the Estelle project area.

Looking Ahead

With a multi-million gold deposit already defined and additional critical mineral zones emerging, Estelle is poised to become a cornerstone of domestic mineral security. Nova’s integrated development strategy—backed by strong community relationships, permitting momentum, and the possibility of a DOD partnership—positions the company for a transformational leap.

Nova’s Board has since departed Alaska for stakeholder meetings in New York City and Florida, continuing its strategic engagement with investors and institutional partners before returning to Australia.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward-Looking Statement on Potential U.S. Department of Defense (DoD) Grant

While Nova Minerals has been actively engaged with the U.S. Department of Defense over the past 18 months regarding potential support for the development of its antimony resource, it is important to note that no grant, funding, or binding agreement has been finalized at this stage. The Company is currently in the advanced phases of the evaluation process, including technical assessments and preliminary contractual discussions. Nova anticipates providing a further update in due course as developments progress.

The Estelle Gold and Critical Minerals Project remains fundamentally underpinned by its independently confirmed multi-million-ounce gold resource, providing a strong base case for development. Any future grant or funding received from the DoD would be considered an unencumbered and material upside, representing a strategic value-add with the potential to significantly accelerate project development and enhance shareholder value. However, there can be no assurance that such funding will be secured.

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labor costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, the availability of funding sources, the availability of collaborative relationships, permitting and such other assumptions and factors as set out herein. Apparent inconsistencies in the figures shown in the MRE are due to rounding.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labor costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalization and liquidity risks including the risk that the financing necessary to fund continued exploration and development.

These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Nova Minerals Limited’s Registration Statement on Form F-1 filed with the Securities and Exchange Commission on July 3, 2025. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years’ experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of the Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196